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FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Issuer:

Enterra Energy Trust ("Enterra")

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

Item 2.

Date of Material Change:

May 31, 2005

Item 3.

News Release:

A press release was issued on May 31, 2005 and disseminated by Business Wire (including CNN Matthews).

Item 4.

Summary of Material Change:

Enterra and High Point Resources Inc. ("High Point") signed an arrangement agreement for the acquisition by a subsidiary of Enterra of all of the issued and outstanding common shares of High Point.  The acquisition is to be completed by way of a plan of arrangement pursuant to which shareholders of High Point will receive for each share of High Point held 0.105 of a trust unit of Enterra.  The closing price of the Enterra Trust units on Friday, May 27th was C$25.41, valuing the common shares of High Point at C$2.67 per share.  High Point has approximately 85 million shares outstanding.  The transaction, including assumption of High Point’s debt of approximately US$67 million, has been valued at approximately US$250 million.  Enterra will be issuing approximately 8.9 million units or approximately 34% of the total number of Enterra trust units currently outstanding.  The arrangement agreement has been filed on SEDAR as a material contract and may be reviewed under Enterra's profile at www.sedar.com.

Enterra also appointed a management company and a new CEO and CFO.

Item 5.

Full Description of Material Change:

Enterra and High Point signed an arrangement agreement for the acquisition by a subsidiary of Enterra of all of the issued and outstanding common shares of High Point.  The acquisition is to be completed by way of a plan of arrangement pursuant to which shareholders of High Point will receive for each share of High Point held 0.105 of a trust unit of Enterra.  The closing price of the Enterra Trust units on Friday, May 27th was C$25.41, valuing the common shares of High Point at C$2.67 per share.  High Point has approximately 85 million shares outstanding.  The transaction, including assumption of High Point’s debt of approximately US$67 million, has been valued at approximately US$250 million.  Enterra will be issuing approximately 8.9 million units or approximately 34% of the total number of Enterra trust units currently outstanding.

A meeting of shareholders and optionholders of High Point ("High Point Securityholders") to consider the reorganization is expected to occur in early August 2005.  The Arrangement will require the approval of 66⅔% of the votes cast by the shareholders and optionholders of High Point voting at the High Point Securityholders' meeting as a single class and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies.

The board of directors of High Point (the "Board") has unanimously approved the transaction and has agreed to recommend that its shareholders vote in favour of the transaction.  The Board has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material assets of High Point, or any other business combination involving High Point.

The arrangement agreement has been filed on SEDAR as a material contract and may be reviewed under Enterra's profile at www.sedar.com.

Enterra believes this transaction will be accretive immediately to cash flow on a per unit basis, net asset value and reserves.  As per an independent reserve report dated December 31, 2004, High Point has approximately 11.5 million barrels of oil equivalent of proved and probable reserves, consisting of 54.5 billion cubic feet of natural gas and 2.4 million barrels of oil and natural gas liquids which will more than double Enterra’s current reserves.  Approximately 80% of the reserves of High Point are in the proved category.  Anticipated benefits to unitholders from this transaction include the following:

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The addition of long-life natural gas assets, having a reserve life of more than 8 years on proven and 10 years on proven plus probable.

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An increase of approximately 3,800 boe/d bringing Enterra’s overall production to over 10,000 boe/d.

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More than 135,000 net acres of land, with more than 100 identified drilling locations.

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Focused operations in West Central Alberta and Northeast British Columbia.

As per Enterra’s business plan, it is anticipated that JED Oil will develop these properties by way of joint venture arrangements to achieve their production potential.

The High Point Board of Directors views this transaction as an opportunity for High Point shareholders to capture superior value for High Point’s asset base with trust units that offer both increased liquidity in markets in both Canada and the United States and a corporate structure that is geared to accelerating the realization of value from the High Point asset base.  Upon completion of the transaction, High Point’s shareholders will participate in Enterra’s monthly cash distributions, which have increased five times since Enterra Energy Trust was established just over 1.5 years ago.

“This acquisition is consistent with and extends Enterra’s business plan, providing both existing production and substantial development opportunities,” said Reg Greenslade, Chairman of the Board of Enterra.  “We also hope to supplement our current staff by retaining some of High Point’s staff once the acquisition closes.”

The Boards of Directors of both High Point and Enterra have each unanimously approved the transaction and the Board of Directors of High Point has agreed to recommend that its shareholders vote in favor of the transaction.  The Board of Directors of High Point has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material assets of High Point, or any other business combination involving High Point.  In certain circumstances, both Enterra and High Point have agreed to pay the other a non-completion fee.  The transaction will require approval of 66 2/3% of the votes cast at a meeting of High Point shareholders and option holders, customary regulatory and court approval.  The High Point shareholder meeting is expected to be held in early August 2005.  The information circular for the shareholders’ meeting is expected to be mailed to the High Point shareholders in early July 2005.  High Point has retained FirstEnergy Capital Corp. as its financial advisor for this transaction, and FirstEnergy has provided the Board of Directors of High Point an opinion that the consideration to be received by High Point shareholders pursuant to the plan of arrangement is fair, from a financial point of view, subject to review of final documentation.

Enterra Management

Effective June 1, 2005, Macon Resources Ltd. (“Macon”) has been contracted to perform the management duties for Enterra.  Macon has been an investor and manager of private and public oil and gas companies as well as direct investment and operator of oil and gas assets over the last 20 years.  Macon has agreed to convert 2.3 million shares of High Point into Enterra units as part of this transaction.  Keith Conrad, Macon’s Chairman, will assume the role of Enterra’s President & CEO and a Director and John Kalman will become the CFO.  It is anticipated that other individuals may be added to assist in the management of Enterra.  Reg Greenslade, previously the President and CEO, will remain Chairman of the Board of Directors.  The following are brief bios on the new executives:

E. Keith Conrad

E. Keith Conrad is Chairman of Macon Resources Ltd., a private company involved in the management of and investment in private and public companies in the oil and gas industry.  Mr. Conrad is a lawyer with over 40 years of experience, the last 20 years directly involved with executive management in the oil and gas industry.  Mr. Conrad has been an officer and a director of a number of public and private companies.

John Kalman

John Kalman is the Vice President, Finance and CFO of Macon Resources Ltd.  Mr. Kalman is a Chartered Accountant with over 20 years of experience, the last 17 years spent in positions of ever increasing responsibility in financial management in the oil and gas industry.  Mr. Kalman has been a Vice President, Finance and CFO of a number of public companies.

“With the addition of Keith and John, we have ensured that Enterra has the management to facilitate our anticipated growth,” added Mr. Greenslade.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information:

Not applicable.

Item 8.

Executive Officer:

Reg Greenslade, Chairman is knowledgeable about the material change set forth herein and can be reached at (403) 213-2507 (telephone).

Item 9.

Date of Report

June 8, 2005

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